Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OPEN LINK FINANCIAL, INC.

Open Link Financial, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.                                       Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of this corporation’s original certificate of incorporation.  The original Certificate of Incorporation was filed with the Secretary of State of the State Delaware on August 14, 1992 and was amended by the Certificate of Amendment filed with the Secretary of State of the State Delaware on May 24, 1995 and by the Certificate of Amendment filed with the Secretary of State of the State Delaware on February 10, 2000.

2.                                       The text of this Corporation’s certificate of incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of the Corporation is Open Link Financial, Inc (the “Corporation”).

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE III

The total number of shares of capital stock which the Corporation shall have authority to issue is 43,248,163 of which (i) 16,248,136 shares shall be preferred stock, par value $0.001 per share (the “Preferred Stock”), and (ii) 27,000,000 shares shall be common stock, par value $0.001 per share (the “Common Stock”).

The voting powers, designations, preferences, powers and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each class of capital stock of the Corporation, shall be as provided in this Article IV.

A.	SERIES A CONVERTIBLE PREFERRED STOCK

1.                                       Designation.  A total of 16,248,136 shares of the Corporation’s Preferred Stock shall be designated as a series known as Series A Convertible Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”).

2.                                       Voting.

(a)                                  Election of Directors.  Without limiting the effect of any additional rights they may have under Section A.2(b), the holders of outstanding shares of Convertible Preferred Stock, voting together as a separate class, shall be entitled to elect two members (the “CPS Directors”) of the board of directors of the Corporation (the “Board of Directors”).  Except as provided in clause (iv) below, the CPS Directors may be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes of outstanding shares of Convertible Preferred Stock.  In any election of CPS Directors, each holder of Convertible Preferred Stock may cast one vote for or against each candidate with respect to each share of Convertible Preferred Stock held by that holder, with votes cast against the candidates and votes withheld having no effect.  The holders of outstanding shares of Convertible Preferred Stock, voting together as a separate class, may also remove any CPS Director, with or without cause.  The election and removal of the CPS Directors may occur (i) at the annual meeting of holders of capital stock of the Corporation, (ii) at any special meeting of holders of capital stock of the Corporation if that meeting is called for the purpose of electing or removing members of the Board of Directors, (iii) at any special meeting of holders of Convertible Preferred Stock called by holders of not less than a majority of the outstanding shares of Convertible Preferred Stock or (iv) by the written consent of holders of not less than a majority of the outstanding shares of Convertible Preferred Stock.

If at any time when any share of Convertible Preferred Stock is outstanding any CPS Director ceases to be a member of the Board of Directors for any reason, the vacancy will be filled by the vote or written consent of only the holders of the outstanding shares of Convertible Preferred Stock, voting together as a separate class, in the manner and on the basis specified above or as otherwise provided by law.  The holders of outstanding shares of Convertible Preferred Stock may also vote in the election of all other directors of the Corporation together with holders of all other shares of the Corporation’s outstanding capital stock entitled to vote thereon, voting as a single class, with each outstanding share of Convertible Preferred Stock entitled to the number of votes specified in Section A.2(b) hereof; provided that the holders of outstanding shares of Convertible Preferred Stock may, in their sole discretion, determine not to elect one or more CPS Directors as provided herein from time to time, and during any such period the Board of Directors will not be deemed to be unduly constituted solely as a result thereof.

(b)                                 Voting Generally.  Each outstanding share of Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of Convertible Preferred Stock is then convertible pursuant to Section A.6 hereof as of the record date for the vote or written consent of stockholders, if applicable.  Each holder of outstanding shares of Convertible Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the by-laws of the Corporation and shall vote with holders of the

Common Stock, voting together as single class, upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof (including, without limitation, Section A.8) or by law.

3.                                       Dividends.  Subject to the limitations and/or restrictions set forth in any agreement for borrowed money between the Company and its lenders, the holders of shares of Convertible Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends at such times and in such amounts as are received by holders of outstanding shares of Common Stock, pro rata based on the number of shares of Common Stock held by each, determined on an as-if-converted basis (assuming full conversion of all such shares of Convertible Preferred Stock).  Such dividends shall not be cumulative.  The holders of shares of Convertible Preferred Stock shall otherwise not be entitled to receive dividends.

4.                                       Liquidation Preferences.

(a)                                  Liquidation Events.  Upon any liquidation, dissolution or winding up of the Corporation and its subsidiaries, whether voluntary or involuntary (a “Liquidation Event”):

(i)                                Series A Preference Amount.  Each holder of outstanding shares of Convertible Preferred Stock shall be entitled to be paid in cash, before any amount shall be paid or distributed to the holders of the Common Stock or any other capital stock ranking on liquidation junior to the Convertible Preferred Stock, an amount per share of Convertible Preferred Stock equal to $2.7695 (the “Original Issue Price”).  Such amount specified in the immediately preceding sentence of this Section A.4(a)(i) is referred to herein as the “Series A Preference Amount” and it shall be adjusted appropriately for stock splits, stock dividends, combinations, recapitalizations and the like.  Upon payment of the Series A Preference Amount such Convertible Preferred Stock shall cease to be outstanding; provided that the holders of such Convertible Preferred Stock shall still be entitled to declared but unpaid dividends as provided for in Section 4(a)(ii).  The Common Stock and other capital stock ranking on liquidation junior to the Convertible Preferred Stock are referred to herein collectively as “Junior Stock.”  If the amounts available for distribution by the Corporation to holders of Convertible Preferred Stock upon a Liquidation Event are not sufficient to pay the aggregate Series A Preference Amount due to such holders, such holders of Convertible Preferred Stock shall share ratably in any distribution in connection with such Liquidation Event in proportion to the full respective preferential amounts to which they are entitled.

(ii)                             Remaining Assets.  After the prior payment in full of the Series A Preference Amount in connection with a Liquidation Event, the remaining assets and funds of the Corporation available for distribution to its stockholders, if any, shall be distributed among the holders of Convertible Preferred Stock (to the extent there are any declared but unpaid dividends) and shares of Junior Stock then outstanding, on a pro rata basis.

(b)                                 Mergers, Asset Sales and Other Changes of Control.  Subject to Section A.4(c), Each holder of outstanding shares of Convertible Preferred Stock shall be entitled to receive an amount per share in cash equal to the Series A Preference Amount in the event of any Liquidity Event (as defined below) in exactly the same manner as if such transaction were a Liquidation Event, if so elected by the holders of not less than two-thirds of the voting power of the outstanding shares of Convertible Preferred Stock (a “Two Thirds Interest”).  The transactions in which the holders of the Convertible Preferred Stock shall be entitled to receive such preference are (i) any merger or consolidation of the Corporation with or into another corporation in which less than a majority of the outstanding voting power of the surviving or consolidated corporation immediately following such event is held by persons or entities who were stockholders of the Corporation immediately prior to such event; (ii) any sale, license or transfer of all or substantially all of the consolidated properties and assets of the Corporation and its subsidiaries; (iii) any acquisition by any person (or group of affiliated or associated persons) other than any investment fund managed by TA Associates, Inc. or its affiliate of beneficial ownership of a majority of the outstanding capital stock of the Corporation (whether or not newly-issued shares); and (iv) any other change of control of 50% or more of the outstanding voting power of the Corporation other than pursuant to that certain Major Stockholder Contribution and Exchange Agreement dated on or about January 31, 2006, by and among the Corporation and the other parties named therein (each, a “Liquidity Event”).

If an election to participate in a Liquidity Event is made by a Two Thirds Interest, the Series A Preference Amount shall be paid by the purchaser to the holders of the Convertible Preferred Stock before any amount is paid or distributed to the holders of any Junior Stock.  If the Corporation receives consideration in connection with any such Liquidity Event and the Corporation does not otherwise dissolve or liquidate within 60 days after such Liquidity Event, then the Corporation will deliver a written notice to each holder of Convertible Preferred Stock no later than the 60th day after the Liquidity Event advising them of their right to require the redemption of their shares of Convertible Preferred Stock.  In such event, the holders of a Two Thirds Interest may require the Corporation to use all assets of the Corporation (net of any retained liabilities associated with the assets sold) (the “Net Proceeds”) to redeem, not later than on the 90th day after such Liquidity Event, all outstanding shares of Convertible Preferred Stock at a price per share equal to the Series A Preference Amount.  Prior to the distribution or redemption provided for in this paragraph, the Corporation shall not expend or dissipate the consideration received in such Liquidity Event, except to discharge expenses incurred in the ordinary course of business.

The preferences and priorities set forth in Section A.4(a) and relating to the Series A Preference Amount are specifically intended to be applicable in any Liquidity Event.  In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of this Section A.4(b), including, without limitation, in the case of a merger or consolidation causing the definitive agreement relating to such merger or consolidation to provide for a rate at which the shares of Convertible Preferred Stock are converted into or exchanged for consideration which gives effect to such preferences and priorities.  The Corporation shall promptly provide to the holders of shares of Convertible Preferred Stock such information concerning the terms of any Liquidity Event, and the value of the assets of the Corporation, as may reasonably be requested by the holders of Convertible Preferred Stock.  The Corporation shall not have the power to effect any transaction constituting a Liquidity Event unless the relevant transaction agreement reflects the preferential rights of the Convertible Preferred Stock described herein.

Any election by a Two Thirds Interest pursuant to this Section A.4(b) shall be made by written notice to the Corporation and the other holders of Convertible Preferred Stock at least ten (10) days prior to the closing of the relevant transaction.  Upon the election of such Two Thirds Interest hereunder, all holders of Convertible Preferred Stock shall be deemed to have made such election and such election shall bind all holders of the Convertible Preferred Stock.  Notwithstanding anything to the contrary contained herein, (i) in connection with any Liquidity Event, the holders of a Two Thirds Interest shall have the right to elect to give effect to the conversion rights contained in Section A.6(a) below or the rights contained in Section A.7(c) below, if applicable, instead of giving effect to the provisions contained in this Section A.4(b) with respect to the shares of Convertible Preferred Stock held by such holders and (ii) for the avoidance of doubt, upon the conversion of shares of Convertible Preferred Stock into shares of Common Stock pursuant to Section A.6(a) below, the holder of such shares shall be entitled to receive all distributions in respect of the shares of Common Stock issued upon such conversion but shall not be entitled to receive any distributions in respect of the shares of Convertible Preferred Stock that have been converted.

(c)                                  Alternative Payment.  The Convertible Preferred Stock constitutes “Common Stock” for U.S. federal income tax purposes.  Accordingly, notwithstanding Section A.4(a) or Section A.4(b), if, upon a Liquidation Event or Liquidity Event, the holders of outstanding shares of Convertible Preferred Stock would receive more than the Preference Amount in the event all of their shares of Convertible Preferred Stock were converted into shares of Common Stock in accordance with Section A.6(a) hereof immediately prior to the relevant Liquidation Event or Liquidity Event and such shares of Common Stock received liquidating or other distributions from the Corporation, or payments in the Liquidity Event, as applicable, then each holder of outstanding shares of Convertible Preferred Stock shall be entitled to be paid in cash, in lieu of the payments described in Section A.4(a) or A.4(b) (and only at the same time as any amounts are paid upon such event to the holders of Common Stock), an amount per share of Convertible Preferred Stock equal to such greater amount, without actually having to convert its shares of Convertible Preferred Stock.

5.                                       Optional Redemption.

(a)                                  Redemption Elections.  Subject to the limitations and/or restrictions set forth in any agreement for borrowed money between the Company and its lenders, at any time after June 30, 2011, the holders of not less than a Two Thirds Interest may elect to have redeemed by the Corporation all but not less than all of the outstanding shares of Convertible Preferred Stock held by each holder of Convertible Preferred Stock at such time.  This right shall terminate upon the consummation of a Liquidity Event.

(b)                                 Redemption Procedure.  Any election by a Two Thirds Interest pursuant to Section A.5(a) shall be made by written notice to the Corporation and the other holders of Convertible Preferred Stock at least six (6) months prior to the redemption date specified by such holders in such notice.  Upon such election, all holders of Convertible Preferred Stock shall be deemed to have elected to have all of their shares of Convertible Preferred Stock redeemed pursuant to this Section A.5 and such election shall bind all holders of Convertible Preferred Stock.  The date on which any Convertible Preferred Stock is to be redeemed pursuant to this Section A.5 is referred to herein as a “Series A Redemption Date.”

(c)                                  Redemption Price.  The redemption price for each share of Convertible Preferred Stock redeemed pursuant to this Section A.5 shall be an amount equal to the Series A Preference Amount.  The aggregate redemption price upon any redemption pursuant to this Section A.5 shall be payable in cash in immediately available funds to the respective holders of the Convertible Preferred Stock on the applicable Series A Redemption Date.

(d)                                 Insufficient Funds.  If the funds of the Corporation legally available to redeem shares of Convertible Preferred Stock on any Series A Redemption Date are insufficient to redeem the total number of such shares required to be redeemed on such date, the Corporation shall (i) take any commercially reasonable action necessary or appropriate, to the extent reasonably within its control, to remove promptly any impediments to its ability to redeem the total number of shares of Convertible Preferred Stock required to be so redeemed, including, without limitation, (A) to the extent permissible under applicable law, reducing the stated capital of the Corporation or causing a revaluation of the assets of the Corporation under Section 154 of the Delaware General Corporation Law to create sufficient surplus to make such redemption and (B) incurring any commercially reasonable indebtedness necessary to make such redemption, and (ii) in any event, use any funds that are legally available to redeem the maximum possible number of such shares from the holders of such shares to be redeemed in proportion to the respective number of such shares that otherwise would have been redeemed if all such shares had been redeemed in full.  At any time thereafter when additional funds of the Corporation are legally available to redeem such shares of Convertible Preferred Stock, the Corporation shall immediately use such funds to redeem the balance of the shares that the Corporation became obligated to redeem on the Series A Redemption Date (but which it has not yet redeemed) at the applicable redemption price.

(e)                                  Surrender of Certificates.  Each holder of shares of Convertible Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, at the principal executive office of the Corporation or such other place as the Corporation may from time to time designate by notice to the holders of Convertible Preferred Stock, and each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable redemption price by certified check or wire transfer; provided, however, that if the Corporation has insufficient funds legally available to redeem all shares of Convertible Preferred Stock required to be redeemed, each such holder shall, in addition to receiving the payment of the portion of the aggregate redemption price that the Corporation is not legally prohibited from paying to such holder by certified check or wire transfer, receive a new stock certificate for those shares of Convertible Preferred Stock not so redeemed.

6.                                       Conversion.  Shares of Convertible Preferred Stock shall be converted into Common Stock in accordance with the following:

(a)                                  Voluntary Conversion.  The holders of shares of Convertible Preferred Stock may convert such shares into Common Stock at any time after the date of issuance of such shares of Convertible Preferred Stock as follows:

(i)                                Upon the written election of the holder thereof and without payment of any additional consideration, each outstanding share of Convertible Preferred Stock held by such holder shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the Original Issue Price by (B) the Conversion Price at the time in effect for such Convertible Preferred Stock (such quotient, the “Conversion Rate”).  The initial “Conversion Price” per share for shares of Convertible Preferred Stock shall be the Original Issue Price, subject to adjustment as set forth in Section A.7.  Any election by a holder of shares of Convertible Preferred Stock pursuant to this Section A.6(a)(i) shall be made by written notice to the Corporation, and such notice may be given at any time after the date of issuance of such shares of Convertible Preferred Stock.

(ii)                             Upon the written election of a Two Thirds Interest and without the payment of any additional consideration, all (but not less than all) of the outstanding shares of Convertible Preferred Stock shall be converted into fully paid and nonassessable shares of Common Stock at the Conversion Rate. Any election by a Two Thirds Interest pursuant to this Section A.6(a)(ii) shall be made by written notice to the Corporation and the other holders of shares of Convertible Preferred Stock, and such notice may be given at any time after the date of issuance of such shares of Convertible Preferred Stock.  Upon such election, all holders of the Convertible Preferred Stock shall be deemed to have elected to voluntarily convert all outstanding shares of Convertible Preferred Stock into shares of Common Stock pursuant to this Section A.6(a)(ii) and such election shall bind all holders of Convertible Preferred Stock.

(b)                                 Procedure for Conversion.

(i)                                Voluntary Conversion Pursuant to Section A.6(a)(i).  Upon election to convert pursuant to Section A.6(a)(i), the relevant holder or holders of Convertible Preferred Stock shall surrender the certificate or certificates representing the Convertible Preferred Stock being converted to the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, if lost, shall deliver an affidavit of loss to the Corporation, at its principal executive office or such other place as the Corporation may from time to time designate by notice to the holders of the Convertible Preferred Stock.  The Corporation shall, as soon as practicable after surrender of such certificate(s) or delivery of such an affidavit of loss, issue and send by hand delivery, by courier or by first class mail (postage prepaid) to the holder thereof or to such holder’s designee, at the address designated by such holder, certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion.  The issuance of certificates for Common Stock upon conversion of Convertible Preferred Stock shall be deemed effective as of the date of surrender of such Convertible Preferred Stock certificates or delivery of such affidavit of loss and will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock.

(ii)                             Conversion Pursuant to Section A.6(a)(ii).  Upon delivery of a written election under Section A.6(a)((ii) (the “Automatic Conversion Date”), all outstanding shares of Convertible Preferred Stock shall be converted into shares of Common Stock without any further action by the holders of such shares and whether or not the certificates representing such shares of Convertible Preferred Stock are surrendered to the Corporation.  On the Automatic Conversion Date, all rights with respect to the Convertible Preferred Stock so converted shall terminate, except any of the rights of the holders thereof upon surrender of their certificate or certificates therefor or delivery of an affidavit of loss thereof to receive certificates for the number of shares of Common Stock into which such shares of Convertible Preferred Stock have been converted.  If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing.  The Corporation shall, as soon as practicable after surrender of such certificates or affidavit of loss, issue and deliver to such holder, promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of the Convertible Preferred Stock surrendered are convertible on the Automatic Conversion Date.

(c)                                  Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of Convertible Preferred Stock, the Corporation will take such corporate action as may be necessary to increase the number of its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, and to reserve the appropriate number of shares of Common Stock for issuance upon such conversion.

(d)                                 No Closing of Transfer Books.  The Corporation shall not close its books against the transfer of shares of Convertible Preferred Stock in any manner that would interfere with the timely conversion of any shares of Convertible Preferred Stock.

7.             Adjustments.

(a)          Adjustments to the Conversion Price.  Except as provided in Section A.7(b) and except in the case of an event described in Section A.7(c), if and whenever after the date this Amended and Restated Certificate of Incorporation is first filed with the Secretary of State of Delaware (the “Filing Date”) the Corporation issues or sells, or is, in accordance with this Section A.7(a), deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale, then, upon such issuance or sale (or deemed issuance or sale), the Conversion Price shall be reduced to the price determined by dividing (x) the sum of (A) the Common Stock Deemed Outstanding (as defined below) immediately prior to such issuance or sale (or deemed issuance or sale) multiplied by the Conversion Price then in effect and (B) the consideration, if any, received by the Corporation upon such issuance or sale (or deemed issuance or sale) by (y) the Common Stock Deemed Outstanding immediately after such issuance or sale (or deemed issuance or sale). For purposes of this Section A.7(a), the following shall also be applicable:

(i)           Issuance of Rights or Options.  If the Corporation, at any time after the Filing Date, in any manner grants (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”), in each case for consideration per share (determined as provided in this paragraph and in Section A.7(a)(vi)) less than the Conversion Price then in effect, whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options, or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon exercise of such Options, shall be deemed to have been issued as of the date of granting of such Options, at a price per share equal to the amount determined by dividing (A) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale of such Convertible Securities and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock deemed to have been so issued.  Except as otherwise provided in Section A.7(a)(iii), no adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(ii)          Issuance of Convertible Securities.  If the Corporation, at any time after the Filing Date, in any manner issues or sells any Convertible Securities for consideration per share (determined as provided in this paragraph and in Section A.7(a)(vi)) less than the Conversion Price then in effect, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the issuance or sale of such Convertible Securities, at a price per share equal to the amount determined by dividing (A) the total amount, if any, received or receivable by the Corporation as consideration for the issuance or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock deemed to have been so issued; provided, that (1) except as otherwise provided in Section A.7(a)(iii), no adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and (2) if any such issuance or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

(iii)         Change in Option Price or Conversion Rate; Termination of Options or Convertible Securities.  If a change occurs in (A) the maximum number of shares of Common Stock issuable in connection with any Option referred to in Section A.7(a)(i) or any Convertible Securities referred to in Section A.7(a)(i) or (ii), (B) the purchase price provided for in any Option referred to in Section A.7(a)(i), (C) the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section A.7(a)(i) or (ii) or (D) the rate at which Convertible Securities referred to in Section A.7(a)(i) or (ii) are convertible into or exchangeable for Common Stock (in each case, other than in connection with an event described in Section A.7(b)), then the Conversion Price in effect at the time of such event shall be adjusted to the Conversion Price that would have been in effect at such time had such Options or Convertible Securities that remain outstanding provided for such changed maximum number of shares, purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold, but only if as a result of such adjustment the Conversion Price then in effect is thereby reduced.  Upon the termination of any such Option or any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall be increased to the Conversion Price that would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination (i.e., to the extent that fewer than the number of shares of Common Stock deemed to have been issued in connection with such Option or Convertible Securities were actually issued), never been issued or been issued at such higher price, as the case may be.

(iv)        Stock Dividends.  If the Corporation declares a dividend or makes any other distribution upon any stock of the Corporation payable in Common

Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration, and the Conversion Price shall be adjusted pursuant to this Section A.7(a); provided, that no adjustment shall be made to the Conversion Price as a result of such dividend or distribution if the holders of the shares of Convertible Preferred Stock are entitled to, and do, receive such dividend or distribution in accordance with Section A.3; and, provided, further, that if any adjustment is made to the Conversion Price as a result of the declaration of a dividend and such dividend is not effected, the Conversion Price shall be appropriately readjusted.

(v)         Other Dividends and Distributions.  If the Corporation at any time or from time to time after the Filing Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities or other property of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of the outstanding shares of Convertible Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of such other securities of the Corporation or the value of such other property that they would have received had the Convertible Preferred Stock been converted into Common Stock on the date of such event and had such holders thereafter, during the period from the date of such event to and including the conversion date, retained such securities or other property receivable by them during such period giving application to all adjustments called for during such period under Section A.7 with respect to the rights of the holders of the outstanding shares of Convertible Preferred Stock; provided that no such adjustment shall be made if the holders of Convertible Preferred Stock simultaneously receive a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Convertible Preferred Stock had been converted into Common Stock on the date of such event.

(vi)        Consideration for Stock.  In case any shares of Common Stock are issued or sold, or deemed issued or sold, for cash, the consideration received therefor shall be deemed to be the amount received or to be received by the Corporation therefor (determined with respect to deemed issuances and sales in connection with Options and Convertible Securities in accordance with clause (A) of Section A.7(a)(i) or Section A.7(a)(ii), as appropriate) determined in the manner set forth below in this Section A.7(a)(vi).  In case any shares of Common Stock are issued or sold, or deemed issued or sold, for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration received or to be received by the Corporation (determined with respect to deemed issuances and sales in connection with Options and Convertible Securities in accordance with clause (A) of Section A.7(a)(i) or Section A.7(a)(ii), as appropriate) as determined in good faith by the Board of Directors of the Corporation and a Two Thirds

Interest.  If any Options are issued in connection with the issuance and sale of other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Corporation and a Two Thirds Interest provided that if the Corporation and the holders of a Two Thirds Interest are unable to reach agreement as to the value of such consideration, then the value thereof shall be determined by an independent appraisal by a mutually agreed to investment banker, the fees of which shall be paid by the Corporation.

(vii)       Record Date.  If the Corporation takes a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(viii)      Treasury Shares.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation; provided, that the disposition of any such shares shall be considered an issuance or sale of Common Stock for the purpose of this Section A.7.

(ix)                           Other Issuances or Sales; Indeterminable Amounts.  In calculating any adjustment to the Conversion Price pursuant to this Section A.7(a) any Options or Convertible Securities that provide, as of the effective date of such adjustment, for the issuance upon exercise or conversion thereof of an indeterminable number of shares of Common Stock shall (together with the shares of Common Stock issuable upon exercise or conversion thereof) be disregarded for purposes of the calculation and what shares are deemed to be outstanding; provided, that at such time as a number of shares of Common Stock issuable upon exercise or conversion of such Options or Convertible Securities becomes determinable, then the Conversion Price shall be adjusted as provided in Section A.7(a)(iii) above.

(x)                              Common Stock Deemed Outstanding.  For purposes of this Section A.7, the term “Common Stock Deemed Outstanding” shall mean, at any time, the sum of (A) the number of shares of Common Stock outstanding immediately prior to the Filing Date (including for this purpose all shares of Common Stock issuable upon exercise or conversion of any Options or Convertible Securities outstanding immediately prior to the Filing Date), plus (B) the number of shares of Common Stock issued or sold (or deemed issued or sold) after the Filing Date, the issuance or sale of which resulted in an adjustment to the Conversion Price pursuant to Section A.7(a); provided, that Common Stock Deemed Outstanding shall not include the Convertible Preferred Stock or any shares of Common Stock issuable upon exercise of the Convertible Preferred Stock.

(b)             Certain Issues of Common Stock Excepted.  Anything herein to the contrary notwithstanding, the Corporation shall not be required to make any adjustment of the Conversion Price in the case of the issuance from and after the Filing Date of (i) shares of Common Stock upon conversion of shares of Convertible Preferred Stock; (ii) up to 3,131,127 (such amount to be appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) shares of Common Stock or options therefor to directors, officers, employees or consultants of the Corporation in connection with their service as directors of the Corporation, their employment by the Corporation or their retention as consultants by the Corporation, in each case authorized by the Board of Directors and issued pursuant to the Corporation’s 2006 Stock Option and Grant Plan; (iii), up to 1,793,105 (such amount to be appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) shares of Common Stock or options therefor to directors, officers, employees or consultants of the Corporation in connection with their service as directors of the Corporation, their employment by the Corporation or their retention as consultants by the Corporation, in each case authorized by the Board of Directors and issued pursuant to the Corporation’s Amended and Restated 1995 Stock Option Plan; (iv) securities issued as consideration for the purchase of stock or assets in any acquisition, merger, joint venture, partnership or other strategic alliance; (v) shares of Common Stock issued pursuant to a stock split, stock dividend or other transaction contemplated by Section A.7(c) and (vi) shares of Common Stock issued in a public offering registered under the Securities Act of 1933 (a “Public Offering”) (collectively, “Excluded Shares”).

(c)             Subdivision or Combination of Common Stock.  If the Corporation shall at any time after the Filing Date subdivide its outstanding shares of Common Stock into a greater number of shares (by any stock split, stock dividend or otherwise), the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Corporation shall at any time after the Filing Date combine its outstanding shares of Common Stock into a smaller number of shares (by any reverse stock split or otherwise), the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

(d)           Reorganization or Reclassification.  If at any time after the Filing Date any capital reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of a share or shares of Convertible Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore receivable upon the conversion of such share or shares of Convertible Preferred Stock, as the case may be, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such conversion had such reorganization or reclassification not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the  Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.

(e)           Mergers, Asset Sales and Change of Control Transactions.  Upon the election of a Two Thirds Interest made in connection with any Liquidity Event, each share of Convertible Preferred Stock shall remain outstanding and shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of securities or other property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Convertible Preferred Stock would have been entitled upon such merger, consolidation, asset sale or other Liquidity Event.  In such case, appropriate adjustment (as determined in good faith by the Board of Directors and a Two Thirds Interest) shall be made in the application of the provisions in Section A.7 set forth with respect to the rights and interests thereafter of the holders of the Convertible Preferred Stock, to the end that the provisions set forth in Section A.7 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as possible, in relation to any securities or other property thereafter deliverable upon the conversion of the Convertible Preferred Stock.  Any election by a Two Thirds Interest pursuant to this Section A.7(e) shall be made by written notice to the Corporation and the other holders of Convertible Preferred Stock at least five (5) days prior to the closing of the relevant transaction.  Upon any such election of a Two Thirds Interest hereunder, all holders of Convertible Preferred Stock shall be deemed to have so elected as provided in this Section A.7(e) and such election shall bind all holders of Convertible Preferred Stock.  Notwithstanding anything to the contrary contained herein, the holders of a Two Thirds Interest shall have the right to elect to give effect to the conversion rights contained in Section A.6 or the rights contained in Section A.4(b), if applicable, instead of giving effect to the provisions contained in this Section A.7(e) with respect to the shares of Convertible Preferred Stock held by such holders.

8.            Covenants.  The Corporation shall not (in any case, by merger, consolidation, operation of law or otherwise), and shall not permit any subsidiary to (in any case, by merger, consolidation, operation of law or otherwise), without first having provided written notice of such proposed action to each holder of outstanding shares of Convertible Preferred Stock and having obtained the affirmative vote or written consent of the holders of a Two Thirds Interest:

(a)           reclassify any capital stock in a manner that adversely affects the designations, preferences, powers and/or the relative, participating, optional or other special rights, or the restrictions provided for the benefit of, the Convertible Preferred Stock;

(b)           amend, alter or repeal (whether by merger, consolidation, operation of law, or otherwise) any provision of, or add any provision to, this Amended and Restated Certificate of Incorporation (including, without limitation, increasing the total number of shares of Preferred Stock that the Corporation shall have the authority to issue) or the by-laws of the Corporation as in effect on the Filing Date;

(c)           effect any Liquidation Event or Liquidity Event;

(d)          enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of a Two Thirds Interest.

Further, the Corporation shall not, by amendment, alteration or repeal of this Amended and Restated Certificate of Incorporation (whether by merger, consolidation, operation of law, or otherwise) or through any Liquidation Event, any Liquidity Event, or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation and shall at all times in good faith assist in the carrying out of all the provisions of this Article IV and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Convertible Preferred Stock against impairment.  Any successor to the Corporation shall agree in writing, as a condition to such succession, to carry out and observe the obligations of the Corporation hereunder with respect to the Convertible Preferred Stock.

9.             Notice; Adjustments; Waivers.

(a)          Liquidation Events, Etc.  In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any of the transactions identified in clause (ii) hereof, or (ii) any Liquidation Event, any Liquidity Event, or any Public Offering becomes reasonably likely to occur, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Convertible Preferred Stock at least thirty (30) days prior to such record date specified therein or the expected effective date of any such transaction, whichever is earlier, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event, Liquidity Event, or Public Offering is expected to become effective, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.   Such notice shall be accompanied by a certificate prepared by the chief financial officer of the Corporation describing in detail (1) the facts of such transaction, (2) the amount(s) per share of Convertible Preferred Stock or Common Stock each holder of Convertible Preferred Stock would receive pursuant to the applicable provisions of this Amended and Restated Certificate of Incorporation, and (3) the facts upon which such amounts were determined.

(b)          Adjustments; Calculations.  As soon as practicable following the occurrence of each adjustment or readjustment of the Conversion Price pursuant to Section A.7, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Convertible Preferred Stock a certificate setting forth in detail (i) such adjustment or readjustment, (ii) the Conversion Price before and after such adjustment or readjustment, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder’s shares of Convertible Preferred Stock.  All such calculations shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share as the case may be.

(c)          Waiver of Notice.  The holder or holders of a Two Thirds Interest may, at any time upon written notice to the Corporation, waive any notice or certificate delivery provisions specified herein for the benefit of such holders, and any such waiver shall be binding upon all holders of such securities.

(d)          Other Waivers.  The holder or holders of a Two Thirds Interest may, at any time upon written notice to the Corporation, waive compliance by the Corporation with any term or provision herein, provided that any such waiver does not affect any holder of outstanding shares of Convertible Preferred Stock in a manner materially different than any other holder, and any such waiver shall be binding upon all holders of Convertible Preferred Stock and their respective transferees.

10.           No Reissuance of Convertible Preferred Stock.  No share or shares of Convertible Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

11.           Contractual Rights of Holders.  The various provisions set forth herein for the benefit of the holders of the Convertible Preferred Stock shall be deemed contract rights enforceable by them, including, without limitation, one or more actions for specific performance.

B.            COMMON STOCK

1.             Voting.

(a)          Election of Directors.  The holders of Common Stock voting together with the holders of outstanding Convertible Preferred Stock as a single class shall be entitled to elect all of the Directors of the Corporation, other than any Directors elected by the holders of the Convertible Preferred Stock as a separate class pursuant to Section A.2(a) above.  Such Director(s) shall be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes (with each holder entitled to cast one (1) vote for or against each candidate with respect to each share held by such holder), with votes cast against such candidates and votes withheld having no legal effect. The election of such Directors shall occur at the annual meeting of holders of capital stock or at any special meeting called and held in accordance with the by-laws of the Corporation, or by consent in lieu thereof in accordance with this Amended and Restated Certificate of Incorporation and applicable law.

(b)          Voting Generally.  Except as otherwise expressly provided herein or required by law, each holder of outstanding shares of Common Stock shall be entitled to one (1) vote in respect of each share of Common Stock held thereby of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation.  Notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of a majority of the outstanding shares of Common Stock and Convertible Preferred Stock voting together as a single class.

2.             Dividends.  The holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion, with holders of Convertible Preferred Stock and Common Stock sharing pari passu in such dividends, as contemplated by Section A.3.

3.             Liquidation.  Upon any Liquidation Event, after the payment or provision for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of Convertible Preferred Stock or any other shares of capital stock ranking on liquidation senior to the Common Stock are entitled with respect to the distribution of assets in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution, as contemplated by Section A.4.

ARTICLE IV

In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.             Election of Directors need not be by written ballot unless the by-laws of the Corporation so provide.

2.             Except as provided in Section A.8(d), the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the Corporation to the extent specified therein.

ARTICLE V

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide.

ARTICLE VI

To the extent permitted by law, the books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated in the by-laws of the Corporation or from time to time by its Board of Directors.

ARTICLE VII

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director of the Corporation, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the Director derived an improper personal benefit.  If the Delaware General Corporation Law is amended after the effective date of this Amended and

Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Any repeal or modification of this Article VIII by the stockholders of the Corporation or by an amendment to the Delaware General Corporation Law shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring either before such repeal or modification of a person serving as a Director prior to or at the time of such repeal or modification.

ARTICLE VIII

Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of February 1, 2006.

/s/ Coleman Fung
Coleman Fung
Chief Executive Officer

[Signature Page to the Amended and Restated Certificate of Incorporation]